UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

FINISH LINE INC

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

317923100

 (CUSIP Number)

Cameron Olsen
Unit A, Brook Park East
Shirebrook
NG20 8RY
United Kingdom
+44 845 1299 289

 (Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317923100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sports Direct International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER *
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER *
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,768,438*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%*
14	TYPE OF REPORTING PERSON CO

* Beneficial ownership is disclaimed as interests are economic interests held through contracts for differences, the terms of which do not confer voting rights or dispositive power.

The following constitutes Amendment No. 13 (“Amendment No. 13”) to the Schedule 13D filed by the undersigned on April 14, 2017 as amended by Amendment No. 1 thereto filed on May 19, 2017, Amendment No. 2 thereto filed on May 22, 2017, Amendment No. 3 thereto filed on May 25, 2017, Amendment No. 4 thereto filed on June 5, 2017, Amendment No. 5 thereto filed on June 7, 2017, Amendment No. 6 thereto filed on June 19, 2017, Amendment No. 7 thereto filed on June 20, 2017, Amendment No. 8 thereto filed on June 22, 2017, Amendment No. 9 thereto filed on June 23, 2017, Amendment No. 10 thereto filed on June 27, 2017, Amendment No. 11 thereto filed on July 7, 2017 and Amendment No. 12 thereto filed on July 11, 2017 (the “Schedule 13D”). This Amendment No. 13 amends the Schedule 13D as specifically set forth.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person has an indirect economic interest in 7,768,438 Shares, representing a 19.35% economic interest in the Shares. Such interest is held through the CFDs with ETX Capital listed in paragraph (c) of this Item 5.

(b) Pursuant to the CFDs, the Reporting Person does not have the power to vote or direct the vote, or power to dispose or direct the disposition, of any of the Shares and, accordingly, beneficial ownership is disclaimed pursuant to Rules 13d-4 and 16a-1(a)(4) for Section13(d) and Section 16(a) purposes.

(c) The following table lists each of the purchases and sales by the Reporting Person of CFDs in respect of the Shares during the past 60 days. Each of these CFDs were entered into with ETX Capital and provide that the parties will exchange the difference in the value of the Shares at the time at which the contract is agreed and the time at which it is closed.

Date of transaction	Type of transaction	Number of Shares subject to the CFD	Price per Share at the time CFD agreed (USD)
16 May 2017	Purchase	245,151	13.86
17 May 2017	Purchase	278,911	13.75
18 May 2017	Purchase	182,929	13.67
19 May 2017	Purchase	1,600,622	13.32
22 May 2017	Purchase	53,800	13.96
23 May 2017	Purchase	285,212	13.99
24 May 2017	Purchase	102,682	13.91
25 May 2017	Purchase	27,425	14.00
26 May 2017	Purchase	69,609	13.98
30 May 2017	Purchase	53,078	14.03
31 May 2017	Purchase	202,879	13.99
1 June 2017	Purchase	7,100	13.98
2 June 2017	Purchase	721,321	13.85
5 June 2017	Purchase	67,075	13.91
6 June 2017	Purchase	478,408	13.90
7 June 2017	Purchase	130,391	13.84
14 June 2017	Purchase	55,500	13.95
15 June 2017	Purchase	134,404	13.94
16 June 2017	Purchase	80,000	13.60
23 June 2017	Sale	7,093	14.01
28 June 2017	Sale	13,438	14.60
29 June 2017	Sale	38,905	14.73
29 June 2017	Sale	59,469	14.73
30 June 2017	Sale	4,000	14.53
3 July 2017	Sale	45,994	14.66
5 July 2017	Sale	31,101	14.70

(d) Not known.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following table lists put options referencing Shares of the Issuer sold by the Reporting Person.

Date of transaction	Number of Shares referenced by put option	Strike price (USD)	Exercise date
16 June 2017	65,000	14.00	21 July 2017
16 June 2017	248,800	14.00	18 August 2017
16 June 2017	333,800	14.00	17 November 2017
19 June 2017	100,000	14.00	17 November 2017
20 June 2017	202,700	14.00	17 November 2017
20 June 2017	100	14.00	17 November 2017
20 June 2017	10,000	14.00	17 November 2017
21 June 2017	94,500	14.00	17 November 2017
21 June 2017	50,000	14.00	17 November 2017
21 June 2017	5,500	14.00	17 November 2017
21 June 2017	100,000	14.00	17 November 2017
21 June 2017	57,500	14.00	17 November 2017
21 June 2017	42,500	14.00	17 November 2017
21 June 2017	50,000	14.00	17 November 2017
22 June 2017	593,400	12.00	17 November 2017
22 June 2017	44,900	12.00	17 November 2017
23 June 2017	188,000	14.00	17 November 2017
23 June 2017	12,000	14.00	17 November 2017
26 June 2017	150,000	14.00	17 November 2017
26 June 2017	26,800	14.00	17 November 2017
26 June 2017	19,700	14.00	21 July 2017
26 June 2017	870,600	14.00	18 August 2017
26 June 2017	1,000	14.00	18 August 2017
26 June 2017	6,400	14.00	18 August 2017
6 July 2017	235,700	14.00	21 July 2017
6 July 2017	50,000	14.00	21 July 2017
6 July 2017	300,000	14.00	21 July 2017
6 July 2017	144,700	14.00	21 July 2017
10 July 2017	500,000	14.00	21 July 2017
10 July 2017	1,000,000	14.00	21 July 2017
10 July 2017	64,800	14.00	21 July 2017
11 July 2017	100,000	14.00	21 July 2017
11 July 2017	900	14.00	18 August 2017
11 July 2017	220,000	14.00	16 February 2018
12 July 2017	201,800	14.00	21 July 2017
12 July 2017	4,000	14.00	18 August 2017

Except for the arrangements described herein, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2017

Sports Direct International plc

By:	/s/ Cameron Olsen
Name: Cameron Olsen
Title: Company Secretary